
10032659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
NOV 24 2010
Washington, DC
121

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/09** (MM/DD/YY) AND ENDING **09/30/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howe Barnes Hoefer & Arnett, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Cyrwus (312) 655-2720
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Nolan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Operating Officer

Title



Notary Public



OFFICIAL SEAL
DENNIS J. CYRWUS
Notary Public - State of Illinois
My Commission Expires Aug 19, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	7 – 11



Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries (collectively, the Company) as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 22, 2010

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2010

Assets		
Cash and cash equivalents	$	80,308
Cash and cash equivalents at clearing broker		505,873
Receivable from broker-dealers		483,839
Securities owned, at fair value		1,056,940
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $3,134,065		839,142
Secured demand notes		3,400,000
Other receivables		2,245,691
Investments, at fair value		1,967,036
Deferred tax asset		2,049,427
Other assets		866,061
Total assets	$	13,494,317
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,510,256
Securities sold, not yet purchased, at fair value		383,931
Total liabilities		2,894,187
Liabilities Subordinated to Claims of General Creditors		3,400,000
Stockholders' Equity		
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 327 shares		23,500
Additional paid-in capital		4,306,575
Retained earnings		6,537,293
Less stock in treasury, at cost (143 common shares; 100 preferred shares)		(3,667,238)
		7,200,130
Total liabilities and stockholders' equity	$	13,494,317

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Howe Barnes Hoefer & Arnett, Inc. has two wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for three limited partnerships that invest in securities of financial institutions, and Howe Barnes Capital Management, Inc., which is a registered investment advisor with the SEC (collectively, the Company). The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, and Howe Barnes Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Underwriting and investment banking revenue are recognized as earned. Advisory fees are based on predetermined percentages of the market values of the underlying portfolios and are recognized as revenues as the related services are performed. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense are recognized on the accrual basis.

Cash and cash equivalents: Cash and cash equivalents include cash and money market investments.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fair value: The Company follows ASC 820-10, *Fair Value Measurements,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy and provides for disclosure requirements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Financial instruments classified as Level 1 in the fair value hierarchy are investments in securities traded on a national securities exchange, reported on the NASDAQ national market, and are stated at the last reported sales price on the measurement date. Securities not traded on the aforementioned exchanges or platforms but do have a reported sales price on the measurement date are also included in Level 1.

Financial instruments classified as Level 2 in the fair value hierarchy are investments in securities with observable inputs but are less actively traded, and may be valued at last reported sales price or the current bid-ask price.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy are restricted securities and other securities for which quotations are not readily available on the measurement date, and are stated at fair value as determined by the Company. Several factors, including the last sales price, current bid price, tangible book value on the measurement date and the performance of peer groups of comparable sizes and exposures or valuation models are considered when determining the fair value for these financial instruments. Investments in other investment partnerships are recorded at net asset values as of the measurement date as determined by the General Partner of the respective investment partnership. Generally, the fair value represents the amount the Company could reasonably expect to receive if it were to liquidate its investments in the investment partnership at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. Those estimated fair values do not necessarily represent the amounts that may ultimately be realized due to the occurrence of future circumstances that cannot be reasonably determined.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On October 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. For the year ended September 30, 2010, management has determined that there are no uncertain income tax positions.

Future interest or penalties related to uncertain tax positions are recognized in income tax expense when determined. The Company did not record any accrued interest or penalties related to uncertain tax positions at September 30, 2010.

Subsequent events: The Company evaluated subsequent events through November 22, 2010, which represents the date that these financial statements were issued.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In June 2009, the FASB issued a new statement which modifies the analysis required to determine whether a company's variable interest(s) give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of a VIE and the obligation to absorb significant losses or the right to receive significant benefits of the VIE. This statement was subsequently codified in December 2009 under Accounting Standards Update (ASU) No. 2009-17 and is effective for fiscal years beginning after November 15, 2009. In February 2010, the FASB issued ASU No. 2010-10, *Consolidation, Amendments for Certain Investment Funds,* that defers the implementation of ASU 2009-17 for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The Company analyzed the entities in which it holds an investment interest and determined that the entities meet the criteria for deferral under ASU No. 2010-10. As such, the Company opted to defer ASU No. 2009-17 and adopted ASU No. 2010-10 during 2010, which had no impact on the Company's financial statements.

Reclassification: Certain balances at September 30, 2009, have been reclassified to conform to the current year presentation with no effect on results from operations.

Note 2. Receivable From Broker-Dealers

At September 30, 2010, receivable from broker-dealers consists of cash and commissions receivable totaling $483,839.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash and cash equivalents at clearing broker in the consolidated statement of financial condition.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Equity securities - U.S. financial institutions	$ 1,056,940	$ 906,684	$ 42,606	$ 107,650
Investments				
Investments in limited partnerships invested in financial institutions	1,967,036	-	-	1,967,036
	$ 3,023,976	$ 906,684	$ 42,606	$ 2,074,686
Liabilities				
Securities sold, not yet purchased				
Equity securities - U.S. financial institutions	$ 383,931	$ 380,848	$ 3,083	$ -

Note 3. Fair Value of Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model.

The investments in limited partnerships represent closed-end private equity funds that invest in the private securities of United States financial institutions. The Company has no redemption rights with the limited partnerships. As of September 30, 2010, the Company had no capital commitments to the limited partnerships.

Note 4. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the consolidated statement of financial condition at fair value. Unrealized gains and losses on these positions are reflected in the consolidated statement of operations in trading gain, net.

Securities owned and securities sold, not yet purchased, comprised of equity securities, are $1,056,940 and $383,931, respectively, at September 30, 2010.

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2010, consist of:

Furniture and equipment	$ 3,258,266
Leasehold improvements	714,941
Accumulated depreciation and amortization	(3,134,065)
	$ 839,142

Note 6. Liabilities Subordinated to the Claims of General Creditors

The borrowings under secured demand note collateral agreements at September 30, 2010, represent subordinated demand notes with three lenders totaling $3,400,000. Interest on the notes is fixed at 8 percent. The three notes with principal amounts of $1,800,000, $800,000 and $800,000, mature on June 30, 2011. The collateral on the notes consists of cash equivalents, fixed income securities and equity securities with a fair value of $5,754,917 as of September 30, 2010.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 8. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction, various states and municipalities. The Company is generally no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2004.

The tax effect of temporary differences related to depreciation and other items gave rise to a net deferred tax asset of $2,049,427.

As governed by the current tax code, deferred tax assets derived from the carry forward of net operating losses can expire if not fully utilized in the defined time span. The Company will need to generate future taxable income prior to the expiration of the carry forward amounts in order to fully realize the benefit of the deferred tax asset. In conducting this assessment, management considers the scheduled reversal of deferred tax assets and liabilities (including the impact of available carry back and carry forward periods), projected taxable income, and tax-planning strategies. Based upon the projections for future taxable income over the periods for which the deferred tax assets are deductible, management of the Company believes that it is more likely than not that it will realize the benefits of the deferred tax assets. Accordingly, no valuation reserve has been established.

Note 9. Commitment and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire at various dates through January 2015, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:	
2011	$ 1,306,317
2012	1,155,457
2013	878,068
2014	732,136
2015	70,853
	$ 4,142,831

The Company had received abatements of rent on its office facilities leases which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2010, included in accounts payable and accrued expenses is $409,571 related to the aforementioned deferred rent.

The Company has subleased the Los Angeles premises that was used by the legacy Hoefer & Arnett, Inc. discontinued fixed income business unit. The minimum rental commitment amounts included in the table above have not been reduced by the minimum rentals totaling approximately $649,000 which are to be received in the future under the sublease. The sublease expires on January 31, 2015.

At September 30, 2010, the Company had a letter of credit for $150,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by a money market account and matures on June 30, 2014.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm. At September 30, 2010 the maximum early termination fee was $20,000.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's consolidated financial statements.

Note 10. Related-Party Transactions

One of the Company's subsidiaries, HBI Investment Funds, LLC, is the general partner to three limited partnerships, of which the Company and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling approximately $899,903 and $172,618, respectively, at September 30, 2010. The general partner is required to maintain its initial contribution of one percent of the original limited partner commitments within each partnership.

The Company referred and generated business for an entity that was a preferred shareholder in the Company through July 8, 2010.

Certain employees have entered into agreements with the Company whereby the Company advanced an amount of money to the employee which will become forgiven in equal installments over a designated time period in accordance with the terms of the promissory note. For the year ended September 30, 2010, the amount of employee promissory notes receivable was approximately $1,091,000 and is included in other receivables on the consolidated statement of financial condition.

Note 11. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk

Customer transactions are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2010. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 12. Derivative Instruments and Hedging Activities

The Company adopted the provisions of FASB ASC 815, *Derivatives and Hedging,* effective October 1, 2009. FASB ASC 815 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance and cash flows.

The Company's derivative activities are the trading of equity options and futures options. As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between equities, equity options and futures options. Since the Company's trading of derivatives is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

These derivative contracts are recorded on the consolidated statement of financial condition as assets or liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded on the consolidated statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of September 30, 2010, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value September 30, 2010		Gross Liability Derivatives at Fair Value September 30, 2010	
Equity index contracts	$ 990	(1)	$ 390	(2)

(1) - Included in Securities owned, at fair value on the consolidated statement of financial condition

(2) - Included in Securities sold, not yet purchased, at fair value on the consolidated statement of financial condition

Note 13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to an amount up to $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2010, the Company had net capital of $2,557,623, which was $1,557,623 in excess of its required net capital of $1,000,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's stockholders.